Exhibit 99.3

Ninetowns Reports Fourth Quarter and Full Year 2005 Results

Monday February 27, 4:05 pm ET

NEW YORK, Feb. 27 /Xinhua-PRNewswire/ -- BEIJING, Feb. 28 -- Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News), which streamlines the import/export process in China through its scalable enterprise platform products, today announced its financial results for the fourth quarter and full year ended December 31, 2005.

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Total net revenue for the full year of 2005 was $29.7 million, an increase of 19.0% compared to $24.4 million in the full year 2004. Net revenue from sales of enterprise software for the full year of 2005 was US$25.2 million, representing 84.7% of total net revenue, as compared to 93.6% for the full year of 2004. Net revenue from software development services for the full year of 2005 was US$4.5 million, representing 15.0% of total net revenue, as compared to 6.3% for the full year of 2004. Gross margin and operating margin for the full year of 2005 were 92.0% and 55.9%, respectively, compared to 97.8% and 69.3%, respectively, for the full year of 2004. Net income for the full year of 2005 was US$18.8 million, compared to net income of US$16.2 million for the full year of 2004. Diluted earnings per ADS / share for the full year of 2005 were US$0.52, compared to the diluted earnings per ADS / share of US$0.57 for the full year of 2004. Diluted earnings per ADS / share computations for the full year 2005 were based on 35.8 million weighted average number of ADSs / shares outstanding, compared to 28.3 million in the year ago period.

Total net revenue for the fourth quarter of 2005 was $6.5 million, a decrease of 15.8% compared to $7.5 million in the year ago period. Net revenue from sales of enterprise software for the fourth quarter of 2005 was US$5.8 million, representing 88.4% of total net revenue, as compared to 87.0% for the fourth quarter of 2004. Net revenue from software development services for the fourth quarter of 2005 was US$0.7 million, representing 11.1% of total net revenue, as compared to 12.9% for the fourth quarter of 2004. Gross margin and operating margin for the fourth quarter of 2005 were 92.1% and 40.1%, respectively, compared to 96.2% and 66.5%, respectively, for the fourth quarter of 2004. Net income for the fourth quarter of 2005 was US$3.4 million, compared to net income of US$5.2 million for the fourth quarter of 2004. Diluted earnings per ADS / share for the fourth quarter of 2005 were US$0.09, compared to the diluted earnings per ADS / share of US$0.16 for the fourth quarter of 2004. Diluted earnings per ADS / share computations for the fourth quarter of 2005 were based on 35.6 million weighted average number of ADSs / shares outstanding, compared to 31.7 million in the year ago period.

The conversion of Renminbi into U.S. dollars for the full year of 2005 and the fourth quarter of 2005 in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2005, which was RMB8.0702 to US$1.00. Certain comparative figures extracted from the past releases are converted by using the rate as of the respective balance sheet date. The percentages stated in this press release are calculated based on Renminbi.

During the fourth quarter the Company sold approximately 2,800 iDeclare packages, approximately 12,500 iDeclare service contracts and approximately 600 iProcess packages. For the full year of 2005, the Company sold approximately 26,100 iDeclare packages, approximately 39,700 iDeclare service contracts and approximately 2,600 iProcess packages.

Mr. Shuang Wang, Chief Executive Officer of Ninetowns, said, "We accomplished a significant amount in 2005 and successfully managed our business during an important transition period. After mid-February of 2006, the State Administration for Quality Supervision and Inspection and Quarantine of the People's Republic of China (the "PRC Inspections Administration") commenced the launch of its free software programs in 14 different regions. Basic reporting and transmittal functionality remains the same in both the free and Ninetowns' versions, but the free versions will not offer any valuable services such as regulation updates on international trade rules and procedures or the 24/7 support that Ninetowns versions offer. Importantly, we continued to maintain our majority market share of close to 90%, with our installed iDeclare user base increased to 122,000 enterprises in the fourth quarter of 2005 from 119,000 at the end of the third quarter of 2005, and from 95,000 at the end of 2004, respectively. We expect this number will continue to increase and ultimately accelerate as more enterprises take advantage of the government's free basic software offering to switch from paper to electronic filing."

Tommy Fork, Chief Financial Officer of Ninetowns Digital World Trade Holdings Limited, said, "We ended the year in a strong financial position, with our cash and bank balance, including term deposits, increased to US$116.3 million from US$112.5 million at the end of the third quarter. The increase reflects our continued strict cost controls, year over year growth in our customer base and our focus on collecting trade receivables on a timely basis. As expected, the short-term unearned revenue balance at the end of 2005 declined to US$8.4 million from US$10.6 million at the end of the third quarter of 2005, reflecting a decrease in the sale of new packages."

Business Outlook

Mr. Shuang Wang, Chief Executive Officer of Ninetowns, said, "We expect 2006 will be a building year for Ninetowns as we continue working with PRC Inspections Administration to ensure the successful rollout of the basic software, and continue executing on our core business of iDeclare and iProcess enterprise packages. We are also evaluating series of other growth opportunities, which would allow us to leverage our installed base of 122,000 paying enterprise customers. Our goal will be to launch new products and services in 2006 that can create value for our customers through increased visibility and increased revenue opportunities for their businesses globally. We will focus on those opportunities that we believe can have the greatest potential impact on Ninetowns' long-term revenue growth and profitability."

Conference Call and Webcasting Information

As previously announced, Ninetowns will host a conference call to discuss fourth-quarter and full year 2005 financial results and the 2006 business outlook at 7:00 a.m. Beijing time on

February 28, 2006. This will be 6:00 p.m. on February 27, 2005 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-617-597-5330 and the passcode is 17387082. A live webcast of the conference call will be available on Ninetowns' website at http://www.ninetowns.com/english.

A replay of the call will be available from 9:30 a.m. Beijing time on February 28, 2006 (8:30 p.m. in New York on February 27, 2006) through 9:30 a.m. on March 7, 2006 in Beijing (8:30 p.m. in New York on March 6, 2006) by telephone at +1-617-801-6888 and through www.ninetowns.com/english. The passcode to access the call replay is 76436774.

About Ninetowns Digital World Trade Holdings Limited

Ninetowns (Nasdaq: NINE - News) streamlines the import/export process for enterprises in China. Through its scalable enterprise platform products, Ninetowns' clients have the ability to automate import/export processing over the Internet. This is a more cost-effective and efficient alternative to the traditional paper-based method. For more information visit www.ninetowns.com/english.

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:

Lisa Zheng
Investor Relations

Ninetowns Digital World Trade Holdings Limited

+86-10-6588-2256

ir@ninetowns.com

David Pasquale, EVP

The Ruth Group

+1-646-536-7006

dpasquale@theruthgroup.com

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

THREE MONTHS ENDED DECEMBER 31, 2004, SEPTEMBER 30, 2005

AND DECEMBER 31, 2005

(In thousands, except share and per share data)

	For the three months ended
	Dec 31, 2004	Dec 31, 2004	Sep 30, 2005
	RMB	US$	RMB
	(unaudited)	(unaudited)	(unaudited)
Total net revenues	62,338	7,531	58,985
Cost of revenues	(2,367)	(286)	(4,148)
Gross profit	59,971	7,245	54,837
Selling expenses	(4,291)	(518)	(8,279)
General and administrative expenses	(12,639)	(1,527)	(15,197)
Research and development expenses	(1,594)	(192)	(2,154)
Allowance for doubtful debts	-	-	-
Income from operations	41,447	5,008	29,207
Interest income	2,076	250	3,808
Other income	-	-	310
Income before income taxes	43,523	5,258	33,325
Income taxes	(755)	(91)	(117)
Net income	42,768	5,167	33,208
Net income per share:
Basic	RMB1.43	US$0.17	RMB0.95
Diluted	RMB1.35	US$0.16	RMB0.93
Shares used in computation:
Basic	30,001,401	30,001,401	34,991,834
Diluted	31,718,668	31,718,668	35,812,577

	For the three months ended
	Sep 30, 2005	Dec 31, 2005	Dec 31, 2005
	RMB	US$	RMB
	(unaudited)	(unaudited)	(unaudited)
Total net revenues	7,289	52,497	6,505
Cost of revenues	(513)	(4,163)	(516)
Gross profit	6,776	48,334	5,989
Selling expenses	(1,023)	(8,505)	(1,054)
General and administrative expenses	(1,878)	(13,604)	(1,685)
Research and development expenses	(266)	(4,396)	(545)
Allowance for doubtful debts	-	(760)	(94)
Income from operations	3,609	21,069	2,611
Interest income	471	6,253	775
Other income	38	16	2
Income before income taxes	4,118	27,338	3,388
Income taxes	(14)	(182)	(23)
Net income	4,104	27,156	3,365
Net income per share:
Basic	US$0.12	RMB0.78	US$0.10
Diluted	US$0.11	RMB0.76	US$0.09
Shares used in computation:
Basic	34,991,834	34,991,834	34,991,834
Diluted	35,812,577	35,620,052	35,620,052

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004 AND 2005

(In thousands, except share and per share data)

	Year ended Dec 31
	2004	2004	2005	2005
	RMB	US$	RMB	US$
	(note)	(note)	(unaudited)	(unaudited)
Total net revenues	201,547	24,351	239,866	29,722
Cost of revenues	(4,507)	(544)	(19,169)	(2,375)
Gross profit	197,040	23,807	220,697	27,347
Selling expenses	(15,977)	(1,931)	(25,752)	(3,191)
General and administrative expenses	(35,872)	(4,334)	(48,778)	(6,044)
Research and development expenses	(4,819)	(582)	(11,249)	(1,394)
Allowance for doubtful debts	(700)	(85)	(760)	(94)
Income from operations	139,672	16,875	134,158	16,624
Interest income	3,768	455	17,625	2,184
Other income	1,340	162	447	55
Income before income taxes	144,780	17,492	152,230	18,863
Income taxes	(1,823)	(220)	(626)	(78)
Income before minority interests	142,957	17,272	151,604	18,785
Minority interests	(9,006)	(1,088)	-	-
Net income	133,951	16,184	151,604	18,785
Net income per share:
Basic	RMB4.96	US$0.60	RMB4.36	US$0.54
Diluted	RMB4.74	US$0.57	RMB4.23	US$0.52
Shares used in computation:
Basic	27,022,057	27,022,057	34,755,122	34,755,122
Diluted	28,279,061	28,279,061	35,829,990	35,829,990

Note:	Information extracted and derived from the audited financial information included in the Company's Form-20F dated June 29, 2005.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2005

(In thousands, except share and per share data)

	December 31,
	2004	2004	2005	2005
	RMB	US$	RMB	US$
	(note)	(note)	(unaudited)	(unaudited)
ASSETS

Current assets:
Cash and cash equivalent and term deposits	847,906	102,446	938,474	116,289
Inventories	8,123	981	7,722	957
Trade receivables, net	69,130	8,353	47,211	5,850
Other current assets	37,686	4,553	43,832	5,431
Total current assets	962,845	116,333	1,037,239	128,527
Goodwill	193,570	23,388	193,570	23,986
Other non-current assets	65,767	7,946	114,964	14,245
TOTAL ASSETS	1,222,182	147,667	1,345,773	166,758

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term unearned revenue	97,230	11,748	67,886	8,412
Other current liabilities	33,900	4,096	30,922	3,832
Total current liabilities	131,130	15,844	98,808	12,244
Minority interests	600	72	600	74
Total shareholders' equity	1,090,452	131,751	1,246,365	154,440
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,222,182	147,667	1,345,773	166,758

Note:	Information extracted and derived from the audited financial information included in the Company's Form-20F dated June 29, 2005.

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Source: Ninetowns Digital World Trade Holdings Limited